40-33

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

NEIL S. LANG
DIRECT LINE: 202.383.0218
Internet: nlang@sablaw.com



03059015

January 14, 2003


RECD S.E.C.
JAN 1 4 2003
1086

VIA MESSENGER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


PROCESSED
JAN 1 6 2003
THOMSON
FINANCIAL

Re: Civil Action Documents Filed on Behalf of Brantley Capital Corporation -- File No. 814- 00127

Ladies and Gentlemen:

On behalf of Brantley Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, are copies of pleadings filed in civil actions involving the Company and certain directors of the Company that have been delivered to the Company:

1) Memorandum, Opinion and Order adopting the Magistrate's Report and Recommendation and referring case to Magistrate Judge Streepy for a Preliminary Injunction Hearing filed in Phillip Goldstein vs. Brantley Capital Corp., Robert P. Pinkas, IVS Associates, Inc., James P. Oliver and Benjamin F. Bryan (Case No. 1: 02CV1903 filed in the United States District Court for the Northern District of Ohio);

2) Reply to Counterclaims filed by Plaintiff in Phillip Goldstein vs. Brantley Capital Corp., Robert P. Pinkas, IVS Associates, Inc., James P. Oliver and Benjamin F. Bryan (Case No. 1: 02CV1903 filed in the United States District Court for the Northern District of Ohio);

3) Proposed Findings of Fact and Conclusions of Law filed by Defendants in Phillip Goldstein vs. Brantley Capital Corp., Robert P. Pinkas, IVS Associates, Inc., James P. Oliver and Benjamin F. Bryan (Case No. 1: 02CV1903 filed in the United States District Court for the Northern District of Ohio);

4) Trial Brief in Opposition to Preliminary Injunction filed by Defendants in Phillip Goldstein vs. Brantley Capital Corp., Robert P. Pinkas, IVS Associates, Inc., James P. Oliver and Benjamin F. Bryan (Case No. 1: 02CV1903 filed in the United States District Court for the Northern District of Ohio);

5) Trial Brief and Proposed Findings of Fact and Law filed by Plaintiff in Phillip Goldstein vs. Brantley Capital Corp., Robert P. Pinkas, IVS Associates, Inc., James P. Oliver and Benjamin F. Bryan (Case No. 1: 02CV1903 filed in the United States District Court for the Northern District of Ohio);

6) Report and Recommendation that Plaintiff's Motion for a Preliminary Injunction be Granted filed in Phillip Goldstein vs. Brantley Capital Corp., Robert P. Pinkas, IVS Associates, Inc., James P. Oliver and Benjamin F. Bryan (Case No. 1: 02CV1903 filed in the United States District Court for the Northern District of Ohio);

7) Objection to Report and Recommendation filed by Defendants in Phillip Goldstein vs. Brantley Capital Corp., Robert P. Pinkas, IVS Associates, Inc., James P. Oliver and Benjamin F. Bryan (Case No. 1: 02CV1903 filed in the United States District Court for the Northern District of Ohio); and

8) Objection to Report and Recommendation filed by Plaintiff in Phillip Goldstein vs. Brantley Capital Corp., Robert P. Pinkas, IVS Associates, Inc., James P. Oliver and Benjamin F. Bryan (Case No. 1: 02CV1903 filed in the United States District Court for the Northern District of Ohio).

If you have any questions regarding this submission, please do not hesitate to call Cynthia Krus at (202) 383-0218 or me at (202) 383-0277.

Very truly yours,



Neil S. Lang

Enclosures
cc: Mr. Tab Keplinger/Brantley Capital Corporation
Cynthia M. Krus, Esq.

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF OHIO
EASTERN DIVISION

PHILLIP GOLDSTEIN,	)	CASE NO. 1: 02 CV 1903
	)	
Plaintiff,	)	JUDGE DONALD C. NUGENT
	)	
v.	)	MEMORANDUM OPINION AND ORDER
	)	
BRANTLEY CAPITAL CORP, et al.,	)	
	)	
Defendants.	)	
	)	

This matter comes before the Court upon the Report and Recommendation of Magistrate Judge Jack B. Streepy (ECF #9) which was filed on September 30, 2002. Plaintiff filed Objections to the Report and Recommendation on October 8, 2002. Thereafter, Defendants filed a Response to Plaintiff's Objections, to which Plaintiff replied on October 15, 2002.

The Court has reviewed the Report and Recommendation of this case *de novo*. *See Massey v. City of Ferndale*, 7 F.3d 506 (6th Cir. 1993). The Report and Recommendation (ECF #9) is hereby ADOPTED. Furthermore, pursuant to 28 U.S.C. § 636 and Local Rule 72.2, this matter is referred to Magistrate Judge Streepy for a Preliminary Injunction hearing scheduled for November

18, 2002, at 9:00 a.m. in Courtroom 9B.

IT IS SO ORDERED.

/s/ Donald C. Nugent
DONALD C. NUGENT
United States District Judge

DATED: October 23, 2002

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF OHIO, EASTERN DIVISION

PHILLIP GOLDSTEIN, Plaintiff,	:	Civil Action No.1:02 CV 1903
	:	Judge Daniel Nugent
- versus -	:	Magistrate Judge Jack B. Streepy
BRANTLEY CAPITAL CORP., ROBERT P. PINKAS, IVS ASSOCIATES, INC., JAMES P. OLIVER, and BENJAMIN F. BRYAN, Defendants.	:	

REPLY TO COUNTERCLAIMS

Plaintiff Philip Goldstein submits this reply to the counterclaims of defendants Brantley Capital Corporation, Robert P. Pinkas, James P. Oliver and Benjamin F. Bryan (collectively "defendants").

Plaintiff hereby replies to the specifically numbered counterclaims as follows:

77. Denied.

78. Plaintiff admits that the court has jurisdiction over the subject matter of this action and venue is proper in this District. Plaintiff admits that he used means of interstate commerce in connection with his proxy solicitation. All other allegations are denied.

79. Plaintiff admits he used means of interstate commerce to solicit proxies and make filings with the SEC. All other allegations are denied.

80. Plaintiff repeats his answers to the allegations in the foregoing paragraphs as if fully set forth herein.